

Mail Stop 4561

June 25, 2009

Via Facsimile (510) 574-4000 and U.S. Mail

C. Nicholas Keating, Jr.
Chief Executive Officer
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, CA 94555

      Re: Network Equipment Technologies, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed June 19, 2009
              File No. 001-10255

Dear Mr. Keating:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please disclose whether you presently have any plans to make grants under the 2008 Equity Incentive Plan or whether such grants are determinable. If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If not, please provide a representation to that effect. Refer to Item 10 of Schedule 14A. For further guidance, see Interpretations 25-40 of the Compliance and Disclosure Interpretations of

the Proxy Rules and Schedule 14A available on our website at
http://www.sec.gov/interps/telephone/cftelinterps_proxyrules-sch14a.pdf.

2.	We note that you intend to effect a change in the ratio at which stock awards (other than stock options or stock appreciation rights) are counted from 1.5:1 to 1.25:1. Please expand your discussion in this regard to explain the purpose and effect of this change.

*	*	*	*	*

As appropriate, please amend your filing in response to these comments within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

C. Nicholas Keating, Jr.
Network Equipment Technologies, Inc.
June 25, 2009
Page 3

      If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

      Sincerely,

      Maryse Mills-Apenteng
      Special Counsel